                                                                 Exhibit (a)(10)


                     INTEL SUCCESSFULLY COMPLETES TENDER FOR
                           DIALOGIC CORPORATION SHARES

SANTA CLARA, Calif., July 6, 1999 -- Intel Corporation today announced the successful completion of its tender offer for all outstanding shares of Dialogic Corporation common stock. Approximately 16,500,000 shares of Dialogic common stock were tendered and accepted, representing approximately 94 percent of outstanding shares.

Intel also announced that it intends to complete its acquisition of the remaining shares of Dialogic common stock on or about July 8, 1999, by merging its wholly-owned subsidiary, Intel LMH Acquisition Corporation, into Dialogic.

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.


                                       5